

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

January 26, 2010

Ms. Anne H. Straton, President
Westergaard.com, Inc.
17 State Street, Suite1600
New York, New York 10004

> **Re: Westergaard.com, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2008**
> **File No. 0-29761**
> **Filed on March 31, 2009**

Dear Ms. Straton:

We have reviewed your supplemental response and amendment dated December 28, 2010.   In our previous letter to you dated October 30, 2009, we requested that, in responding to our comments, you provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is not sufficient for your counsel to provide these statements; instead, the company must provide them.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to me at (202) 552-3790, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Louis Taubman
        FAX: (212) 202-7184